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Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE Washington, DC 20549

RE:	Confidential Submission of Draft Registration Statement on Form S-1 for GoHealth, Inc.

Ladies and Gentlemen:

On behalf of GoHealth, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (212) 906-1894.

Best regards,

/s/ Ian D. Schuman
Ian D. Schuman, Esq. of LATHAM & WATKINS LLP

May 8, 2020

Enclosure

cc:	Clint Jones, Chief Executive Officer, GoHealth Holdings, LLC and President, GoHealth, Inc.

James A. Sharman, President, GoHealth Holdings, LLC and Secretary, GoHealth, Inc.

Travis Matthiesen, Chief Financial Officer, GoHealth Holdings, LLC

Bradley Burd, Esq., General Counsel, GoHealth Holdings, LLC

Stelios G. Saffos, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

David Ni, Esq., Sidley Austin LLP